Exhibit (a)(1)(xiv)

ICN Pharmaceuticals, Inc.	International Headquarters ICN Plaza 3300 Hyland Avenue Costa Mesa, California 92626	Telephone: (714) 545-0100 x3230 Fax: (714) 641-7215 Telex: 67-0413

Contact:
Adam Weiner
Kekst and Company
212-521-4823

ICN PHARMACEUTICALS ADDS CONDITION TO TENDER OFFER FOR SHARES OF
RIBAPHARM AND EXTENDS EXPIRATION DATE TO JULY 29, 2003

     Costa Mesa, CA, July 21, 2003 – ICN Pharmaceuticals, Inc. (NYSE: ICN) today announced that it is amending its previously announced cash tender offer for shares of common stock of Ribapharm Inc. (NYSE: RNA) to add a condition that the rights under Ribapharm’s recently adopted stockholder rights plan must have been redeemed or made inapplicable to the offer. Accordingly, ICN is extending the expiration date of the offer to 5:00 p.m., New York City time, on Tuesday, July 29, 2003.

     ICN stated that it is continuing to assess the status of its offer in light of the recent adverse summary judgment decision in the ribavirin patent litigation with generic drug manufacturers, as well as concerns over Ribapharm’s ribavirin royalties in light of Schering-Plough Corporation’s July 7, 2003 earnings warning.

     Under the terms of its tender offer, ICN is offering $5.60 per share in cash for all of the outstanding shares of common stock of its subsidiary, Ribapharm, that ICN does not already own. The offer was previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 22, 2003.

     According to American Stock Transfer & Trust Company, the Depositary for the offer, as of 5:00 p.m. New York City time on Monday, July 21, 2003, approximately 1,031,745 Ribapharm shares had been tendered and not withdrawn pursuant to the offer.

     ICN’s Offer to Purchase and certain other documents are on file with the Securities and Exchange Commission. Ribapharm stockholders and other interested parties are urged to read ICN’s Offer to Purchase and other relevant documents filed with the SEC because they contain important information. These offering materials, together with a letter of transmittal, have been mailed to Ribapharm stockholders. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

     The Depositary for the tender offer is the American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004. Banks and brokers call collect (212) 440-9800. All others call toll free (800) 965-5215.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

     FORWARD-LOOKING STATEMENTS

     This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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